Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31, 2006	Year Ended December 31, 2005	For the period from from April 12, 2004 (formation) through December 31, 2004
	(unaudited)	(unaudited)	(unaudited)
Consolidated pretax income from continuing operations	$57,710	$32,271	$2,052
Interest expense	98,299	33,771	1,463
Earnings	$156,009	$66,042	$3,515

Interest expense including capitalized interest	$100,140	$33,771	$1,463
Fixed charges	$100,140	$33,771	$1,463

Ratio of Earnings to Fixed Charges	1.56	1.96	2.40